Mail Stop 6010

January 25, 2007

Morning Wu
Acting Chief Financial Officer
Semiconductor Manufacturing International Corp.
18 Zhangjiang Road
Pudong New Area
Shanghai, China 201203

> **Re:** **Semiconductor Manufacturing International Corp.**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 29, 2006**
> **File No. 1-31994**

Dear Ms. Wu:

We have reviewed your response letter dated December 15, 2006 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2005

Note 25.  Litigation, page F-46

1.      We note your response to prior comments 1, 2, 3 and 4.  Please revise future
        filings to provide a more detailed description of the settlement agreement and
        your accounting for the agreement.  Discuss how you determined the value you
        recorded in the financial statements and the period over which you will be
        amortizing the assets.

2.      We note your response to prior comment 3.  You state that you have valued the
        covenant not to sue using the Income Approach, specifically the Relief from
        Royalty Method.  Please describe to us in greater detail how you developed the
        royalty rate used in valuing the TSMC covenant.  In your discussion, tell us why
        you believe it is appropriate to use the relief from royalty method considering the
        unique nature of the intangible asset and the apparent lack of a market on which
        to base the royalty rate.  Finally, discuss any other valuation methodologies you
        considered and how the valuation would have differed under these methodologies.

3.      We note your response to prior comment 3 relating to the financial assumptions
        used in the valuation and how your valuation and allocation differentiated
        between the alleged past misappropriation and rights received relating to future
        periods.  With respect to the covenant not to sue, we note that the amounts
        allocated to prior periods is lower on an annualized basis than the amounts
        allocated to future periods on an annualized basis.  Please tell us and revise future
        filings to clearly disclose the reason for the differences between the amounts
        allocated to past periods and the amounts allocated to future periods.  For
        example, revise future filings to clearly disclose, if true, that the valuation for
        future periods assumes increased revenues and income arising from the intangible
        asset relating to the trade secrets.

4.      Further to the above, please confirm to us and revise future filings to clearly
        disclose that the amount allocated to the trade secret related intangible asset is
        based on specific income expected to be generated from the intangible asset.

5.      We note your responses to prior comment 3.  It does not appear that the valuation
        and capitalization of the intangible asset is consistent with a covenant not to sue.
        Rather, it appears to more closely mirror that of an intangible asset relating to a
        right to use a specified asset.  As such, please confirm to us and revise future
        filings to state, if true, that the settlement agreement provides you with a right to
        use the specified trade secrets.

6.      In light of the numerous changes to your disclosure arising out of this comment letter and previous comment letters, please provide us with a comprehensive set of your proposed revised disclosures relating to the intangible assets.


\* \* \* \* \* \* \* \*


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Vaughn, Branch Chief, at (202) 551-3643 or me at (202) 551-3671 if you have questions regarding these comments.


Sincerely,


Martin F. James
Senior Assistant Chief Accountant